Exhibit 99.4

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2025 of Nouveau Monde Graphite Inc. of our report dated March 25, 2026, relating to the consolidated financial statements, which appears in Exhibit 99.2 incorporated by reference in this Annual Report on Form 40-F.

We also consent to the incorporation by reference in the Registration Statement on Form F-10
(No. 333-291778) of Nouveau Monde Graphite Inc. of our report dated March 25, 2026 referred to above. We also consent to reference to us under the heading Interests of Experts in the Annual Information Form, filed as Exhibit 99.1 to this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

Partnership of Chartered Professional Accountants

Montréal, Quebec, Canada

March 25, 2026

PricewaterhouseCoopers LLP

1250 René-Lévesque Boulevard West, Suite 2500
Montréal, Quebec, Canada H3B 4Y1

T: +1 514 205 5000, F: +1 514 876 1502
Fax to mail: ca_montreal_main_fax@pwc.com

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.